

VOZROZHDENIE BANK

File № 82-4257

18.12.09
11C8/24992

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru / www.vbank.ru

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Re: Exemption № 82-4257

SUPPL

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,

Alexander V. Dolgopolov
Deputy Chairman of the Board

Inclusion of joint-stock company's bonds of series БО-01 into the List of Securities Admitted to Trading by the organizer of trade at the securities market
December 9, 2009

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Corporate name of the organizer of trade at the securities market (stock exchange): ZAO MICEX SE
2.2. Category (type), series of joint-stock company's securities included into the list of securities admitted to trading by the stock exchange:interest-bearing non-convertible documentary bonds tradable on the stock exchange and payable to bearer of series БО-01 with obligatory centralized keeping and with the possibility of early redemption by the request of bondholders or at the Issuer's discretion (Bonds of series БО-01).
2.3. The number of securities being placed: 3,000,000 (three million) items with a face value of 1,000 (one thousand) rubles each and with the aggregate face value of 3,000,000,000 (three billion) rubles.
2.4. Name of the Quotation List where joint-stock company's securities are being included: Quotation List SE MICEX A, 2nd level .
2.5. Date when joint-stock company received a notification from the organizer of trade at the securities market about including of joint-stock company's securities to the quotation List of Securities Admitted to Trading by the organizer of trade at the securities market: 09.12.2009
2.6 The order of getting access to information contained in the Decision on issue of bonds traded on stock exchange and in the Prospectus on issue of bonds traded on stock exchange:
The Issuer shall publish a Prospectus on securities issue and a Decision on securities issue on it's web site not later than 2 (two) days after admitting to trading in the process of placement of bonds traded on stock exchange and not less than 7 (seven) days before the initial date of Bonds' placement.
Identification number of the Bonds' issue (additional issue), the date of securities admitting to trading at stock exchange and the name of such stock exchange should be disclosed when publishing a Decision on securities issue on the Issuer's web site.
The Decision on securities issue shall be available on the following web site: http://www.vbank.ru since its publishing and until all securities of this issue will be redeemed.
Identification number of the Bonds' issue (additional issue), the date of securities admitting to trading at stock exchange and name of such stock exchange should be pointed when publishing a Prospectus on securities issue on the Issuer's web site.
The Prospectus in securities issue will be available on the following Issuer's web site: http://www.vbank.ru since its publishing in the Internet and till not less than 6 months will pass from the final of Bonds' placement.
All interested persons can familiarize themselves with the Decision on securities issue and Prospectus on securities issue as well as get their copies at a charge not higher than cost of such copies' production at the following addresses:
Bank Vozrozhdenie
Address: 7/4 bldg 1, Luchnikov Pereulok,1041000, Moscow, Russian Federation
Tel/fax: +7 (495) 620-18-61
Web site: http://www.vbank.ru

ZAO Investment Company Troika Dialog
Address: 4 Romanov Pereulok, 125009, Moscow, Russian Federation
Tel: +7 (495) 258 0500
Fax: +7 (495) 258 0547
Web site: http://www.troika.ru

ZAO CB Citibank
Address: 8-10 Gasheka Str., 12504, Moscow, Russian Federation
Tel: +7 (495) 725 1000
Fax: +7 (495) 643 15 70
Web site:http:// www.citibank.ru

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander V. Dolgopolov
3.2. December 09, 2009	Stamp	

Inclusion of company's bonds of series БО-02 into the List of Securities Admitted to Trading by the organizer of trade at the securities market
December 9, 2009

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Corporate name of the organizer of trade at the securities market (stock exchange): ZAO MICEX SE
2.2. Category (type), series of joint-stock company's securities included into the list of securities admitted to trading by the stock exchange:interest-bearing non-convertible documentary bonds tradable on the stock exchange and payable to bearer of series БО-02 with obligatory centralized keeping and with the possibility of early redemption by the request of bondholders or at the Issuer's discretion (Bonds of series БО-02).
2.3. The number of securities being placed: 3,000,000 (three million) items with a face value of 1,000 (one thousand) rubles each and with the aggregate face value of 3,000,000,000 (three billion) rubles.
2.4. Name of the Quotation List where joint-stock company's securities are being included: Quotation List SE MICEX A, 2nd level .
2.5. Date when joint-stock company received a notification from the organizer of trade at the securities market about including of joint-stock company's securities to the quotation List of Securities Admitted to Trading by the organizer of trade at the securities market: 09.12.2009
2.6 The order of getting access to information contained in the Decision on issue of bonds traded on stock exchange and in the Prospectus on issue of bonds traded on stock exchange:
The Issuer shall publish a Prospectus on securities issue and a Decision on securities issue on it's web site not later than 2 (two) days after admitting to trading in the process of placement of bonds traded on stock exchange and not less than 7 (seven) days before the initial date of Bonds' placement.
Identification number of the Bonds' issue (additional issue), the date of securities admitting to trading at stock exchange and the name of such stock exchange should be disclosed when publishing a Decision on securities issue on the Issuer's web site.
The Decision on securities issue shall be available on the following web site: http://www.vbank.ru since its publishing and until all securities of this issue will be redeemed.
Identification number of the Bonds' issue (additional issue), the date of securities admitting to trading at stock exchange and name of such stock exchange should be pointed when publishing a Prospectus on securities issue on the Issuer's web site.
The Prospectus in securities issue will be available on the following Issuer's web site: http://www.vbank.ru since its publishing in the Internet and till not less than 6 months will pass from the final of Bonds' placement.
All interested persons can familiarize themselves with the Decision on securities issue and Prospectus on securities issue as well as get their copies at a charge not higher than cost of such copies' production at the following addresses:
Bank Vozrozhdenie
Address: 7/4 bldg 1, Luchnikov Pereulok,1041000, Moscow, Russian Federation
Tel/fax: +7 (495) 620-18-61
Web site: http://www.vbank.ru

ZAO Investment Company Troika Dialog
Address: 4 Romanov Pereulok, 125009, Moscow, Russian Federation
Tel: +7 (495) 258 0500
Fax: +7 (495) 258 0547
Web site: http://www.troika.ru

ZAO CB Citibank
Address: 8-10 Gasheka Str., 12504, Moscow, Russian Federation
Tel: +7 (495) 725 1000
Fax: +7 (495) 643 15 70
Web site:http:// www.citibank.ru

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander V. Dolgopolov
3.2. December 09, 2009	Stamp	

Inclusion of company's bonds of series БО-03 into the List of Securities Admitted to Trading by the organizer of trade at the securities market
December 9, 2009

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Corporate name of the organizer of trade at the securities market (stock exchange): ZAO MICEX SE
2.2. Category (type), series of joint-stock company's securities included into the list of securities admitted to trading by the stock exchange:interest-bearing non-convertible documentary bonds tradable on the stock exchange and payable to bearer of series БО-03 with obligatory centralized keeping and with the possibility of early redemption by the request of bondholders or at the Issuer's discretion (Bonds of series БО-03).
2.3. The number of securities being placed: 5,000,000 (five million) items with a face value of 1,000 (one thousand) rubles each and with the aggregate face value of 5,000,000,000 (five billion) rubles.
2.4. Name of the Quotation List where joint-stock company's securities are being included: Quotation List SE MICEX A, 2nd level .
2.5. Date when joint-stock company received a notification from the organizer of trade at the securities market about including of joint-stock company's securities to the quotation List of Securities Admitted to Trading by the organizer of trade at the securities market: 09.12.2009
2.6 The order of getting access to information contained in the Decision on issue of bonds traded on stock exchange and in the Prospectus on issue of bonds traded on stock exchange:
The Issuer shall publish a Prospectus on securities issue and a Decision on securities issue on it's web site not later than 2 (two) days after admitting to trading in the process of placement of bonds traded on stock exchange and not less than 7 (seven) days before the initial date of Bonds' placement.
Identification number of the Bonds' issue (additional issue), the date of securities admitting to trading at stock exchange and the name of such stock exchange should be disclosed when publishing a Decision on securities issue on the Issuer's web site.
The Decision on securities issue shall be available on the following web site: http://www.vbank.ru since its publishing and until all securities of this issue will be redeemed.
Identification number of the Bonds' issue (additional issue), the date of securities admitting to trading at stock exchange and name of such stock exchange should be pointed when publishing a Prospectus on securities issue on the Issuer's web site.
The Prospectus in securities issue will be available on the following Issuer's web site: http://www.vbank.ru since its publishing in the Internet and till not less than 6 months will pass from the final of Bonds' placement.
All interested persons can familiarize themselves with the Decision on securities issue and Prospectus on securities issue as well as get their copies at a charge not higher than cost of such copies' production at the following addresses:
Bank Vozrozhdenie
Address: 7/4 bldg 1, Luchnikov Pereulok,1041000, Moscow, Russian Federation
Tel/fax: +7 (495) 620-18-61
Web site: http://www.vbank.ru

ZAO Investment Company Troika Dialog
Address: 4 Romanov Pereulok, 125009, Moscow, Russian Federation
Tel: +7 (495) 258 0500
Fax: +7 (495) 258 0547
Web site: http://www.troika.ru

ZAO CB Citibank
Address: 8-10 Gasheka Str., 12504, Moscow, Russian Federation
Tel: +7 (495) 725 1000
Fax: +7 (495) 643 15 70
Web site:http:// www.citibank.ru

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander V. Dolgopolov
3.2. December 09, 2009	Stamp	

Inclusion of company's bonds of series БО-04 into the List of Securities Admitted to Trading by the organizer of trade at the securities market
December 9, 2009

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Corporate name of the organizer of trade at the securities market (stock exchange): ZAO MICEX SE
2.2. Category (type), series of joint-stock company's securities included into the list of securities admitted to trading by the stock exchange:interest-bearing non-convertible documentary bonds tradable on the stock exchange and payable to bearer of series БО-04 with obligatory centralized keeping and with the possibility of early redemption by the request of bondholders or at the Issuer's discretion (Bonds of series БО-04).
2.3. The number of securities being placed: 5,000,000 (five million) items with a face value of 1,000 (one thousand) rubles each and with the aggregate face value of 5,000,000,000 (five billion) rubles.
2.4. Name of the Quotation List where joint-stock company's securities are being included: Quotation List SE MICEX A, 2nd level .
2.5. Date when joint-stock company received a notification from the organizer of trade at the securities market about including of joint-stock company's securities to the quotation List of Securities Admitted to Trading by the organizer of trade at the securities market: 09.12.2009
2.6 The order of getting access to information contained in the Decision on issue of bonds traded on stock exchange and in the Prospectus on issue of bonds traded on stock exchange:
The Issuer shall publish a Prospectus on securities issue and a Decision on securities issue on it's web site not later than 2 (two) days after admitting to trading in the process of placement of bonds traded on stock exchange and not less than 7 (seven) days before the initial date of Bonds' placement.
Identification number of the Bonds' issue (additional issue), the date of securities admitting to trading at stock exchange and the name of such stock exchange should be disclosed when publishing a Decision on securities issue on the Issuer's web site.
The Decision on securities issue shall be available on the following web site: http://www.vbank.ru since its publishing and until all securities of this issue will be redeemed.
Identification number of the Bonds' issue (additional issue), the date of securities admitting to trading at stock exchange and name of such stock exchange should be pointed when publishing a Prospectus on securities issue on the Issuer's web site.
The Prospectus in securities issue will be available on the following Issuer's web site: http://www.vbank.ru since its publishing in the Internet and till not less than 6 months will pass from the final of Bonds' placement.
All interested persons can familiarize themselves with the Decision on securities issue and Prospectus on securities issue as well as get their copies at a charge not higher than cost of such copies' production at the following addresses:
Bank Vozrozhdenie
Address: 7/4 bldg 1, Luchnikov Pereulok,1041000, Moscow, Russian Federation
Tel/fax: +7 (495) 620-18-61
Web site: http://www.vbank.ru

ZAO Investment Company Troika Dialog
Address: 4 Romanov Pereulok, 125009, Moscow, Russian Federation
Tel: +7 (495) 258 0500
Fax: +7 (495) 258 0547
Web site: http://www.troika.ru

ZAO CB Citibank
Address: 8-10 Gasheka Str., 12504, Moscow, Russian Federation
Tel: +7 (495) 725 1000
Fax: +7 (495) 643 15 70
Web site:http:// www.citibank.ru

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander V. Dolgopolov
3.2. December 09, 2009	Stamp	

Agreement between joint-stock company and stock exchange on listing of joint-stock company's Bonds of series БО-01 was concluded
December 17, 2009

1. General information

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	http://www.vbank.ru

2. Content of the message

2.1. Corporate name of the organizer of trade at the securities market (stock exchange): ZAO MICEX SE
2.2. Category (type), series of joint-stock company's securities included into the list of securities admitted to trading by the stock exchange: interest-bearing non-convertible documentary bonds tradable on the stock exchange and payable to bearer of series БО-01 with obligatory centralized keeping and with the possibility of early redemption by the request of bondholders or at the Issuer's discretion (Bonds of series БО-01).
2.3. Date of conclusion and number of agreement on listing of joint-stock company's securities: December 17, 2009, Agreement №A2-183/09

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander V. Dolgopolov
3.2. December 09, 2009	Stamp	